FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Status of Share Buyback Program from Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 2, 2026	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Announces Status of Share Buyback Program from Market

Tokyo, March 2, 2026—Nomura Holdings, Inc. today announced the status of its ongoing share buyback program resolved at a meeting of the Board of Directors held on January 30, 2026, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

Details of share buyback

1. Type of shares	Common shares
2. Number of shares repurchased	7,913,300 shares
3. Aggregate purchase amount	11,298,296,950 yen
4. Purchase period	February 17, 2026, to February 28, 2026
5. Method of repurchase	Purchase on the stock exchange via trust bank

(Reference)

Share buyback program resolution at Board of Directors meeting on January 30, 2026

1. Type of shares	Common shares
2. Total shares authorized for repurchase	Up to 100 million shares (3.2% of issued shares)
3.Total value of shares authorized for repurchase	Up to 60 billion yen
4. Period	February 17, 2026, to September 30, 2026 (excluding the ten business days following the announcement of quarterly operating results)
5. Method of repurchase

Purchase on the stock exchange via trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO)

The accumulative number of shares purchased as of February 28, 2026, pursuant to the Board of Directors’ resolution above:

1. Number of shares repurchased	7,913,300 shares
2. Aggregate purchase amount	11,298,296,950 yen

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.